LAZARD ALTERNATIVE STRATEGIES 1099 FUND

30 Rockefeller Plaza

New York, New York 10112

October 17, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Churko

Re:   Lazard Alternative Strategies 1099 Fund
Registration Statement on Form N-14
File Nos.: 333-190952 and 811-22590

Dear Ms. Churko:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-14 be accelerated so that it will be declared effective on October 17, 2013 or as soon as practicable thereafter.

Please notify Pamela Chen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2149, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

LAZARD ALTERNATIVE STRATEGIES 1099 FUND

By:   /s/ Tamar Goldstein

Name: Tamar Goldstein

Title: Assistant Secretary

LAZARD ASSET MANAGEMENT SECURITIES LLC

By:   /s/ Brian Simon

Name: Brian Simon

Title: Chief Compliance Officer